EXHIBIT 12

RAYONIER INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited, thousands of dollars)

	Nine Months Ended September 30,
	2004	2003
Earnings:
Net income	$143,372	$48,000
Add:
Income tax (benefit) expense	(32,272)	12,289
Amortization of capitalized interest	1,842	1,868

	112,942	62,157

Adjustments to earnings for fixed charges:
Interest and other financial charges	34,740	36,853
Interest attributable to rentals	216	617

	34,956	37,470

Earnings as Adjusted	$147,898	$99,627

Total Fixed Charges	$34,956	$37,470

Ratio of Earnings as Adjusted to
Total Fixed Charges	4.23	2.66